PART II

OFFERING MEMORANDUM DATED NOVEMBER 16, 2020

EdenLedger, Inc. d/b/a FanVestor
2055 Lombard St., #470217
San Francisco, CA 94147
www.fanvestor.com



NEXT GENERATION ENTERTAINMENT & SPORTS INVESTMENT PLATFORM

Up to 356,666 shares of Non-Voting Common Stock

Minimum investment: $300

EdenLedger, Inc. d/b/a FanVestor and its subsidiaries, FanVestor CF LLC and FanPerks LLC, ("FanVestor," "the company," "we," or "us"), is offering up to $1,070,000 worth of its shares of Non-Voting Common Stock. The minimum target amount under this Regulation CF offering is $250,000, or 83,333 shares of Non-Voting Common Stock (the "Target Amount"). The company must reach its Target Amount of $250,000 by March 31, 2021. Unless the company raises at least the Target Amount of $250,000 under the Regulation CF offering by March 31, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Our original concept was created by Michael Golomb, founder and CEO back in 2017, resulting in EdenLedger, Inc.'s incorporation on December 13, 2018 under the laws of Delaware. EdenLedger's predecessor company, EdenCoin, Inc. was a corporation formed on July 7, 2017, under the laws of Delaware. Michael Golomb, the founder and CEO of both companies, owned 100% of the Voting Common Stock of both companies. In December 2018, EdenLedger acquired certain assets in exchange for its Non-Voting Common Stock from the shareholders of Eurekah, Inc. and Medici, Inc. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc., doing business as FanVestor. The Company is a data-driven investment platform creating a new ecosystem that enables fans, both accredited and non-accredited, to invest in and engage with their favorite talent; musicians, athletes and entertainment and sport/e-sport organizations.

FanVestor is a micro-securitization platform that allows accredited and non-accredited fans to invest in their favorite celebrity brands. Prior to the introduction of FanVestor, fans and followers connected with their favorite celebrities by purchasing branded products, attending events and consuming content on social media. FanVestor enables these emotional "fan" connections to move to the next level and become "investors."

With FanVestor, we believe these celebrity brands will have a platform that allows them to raise capital within regulatory constraints for various projects, and to offer exclusive benefits to their fans for their associated participation. Robinhood gave retail investors an easy path to invest in their favorite publicly traded brands, while Instagram gave fans a glimpse into the world of their favorite celebrities. FanVestor aims to leverage these two concepts by providing fans an opportunity to invest in their favorite celebrities as well as buy exclusive perks and participate in charitable initiatives.

Additionally, FanVestor plans to allow fans to participate in sweepstakes and auctions for rewards and experiences such as priority access, exclusive merchandise, one-of-a-kind fan experiences, and other benefits, depending on what is being offered by the particular investment or rewards opportunity. Moreover, the FanVestor platform also aims to offer advanced investor relations tools and liquidity solutions.

Recently winning the 2020 "Crowdfunding Innovation Award", FanVestor aims to become a leader in a total 360-degree fan investing, commerce, and rewards platform for celebrity brands and their associated partners by enabling fans (both accredited and non-accredited) to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations.

The FanVestor team is comprised of respected and experienced media entertainment industry and capital markets veterans, with multiple IPOs and successful exits. The company's leadership is spearheaded by Michael Golomb (CEO), Larry Namer (COO), and Naji Bekhazi (EVP Engineering and Products), with active support from a group of advisory board members, including Marty Pompadur - former head of ABC TV Network and Head of NewsCorp

4

Europe; Phil M. Quartararo – former CEO of Warner Brothers Music, EMI Records and Virgin Records; Yobie Benjamin - former Global CTO of Citigroup and Chief Strategy Officer at Ernst & Young; Bryan Goldberg - founder of the Bleacher Report, Bustle, Gawker, Elite Daily, Mic, The Outline, and The Zoe Report; and Anya Goldin - former 17-year Latham & Watkins equity partner.

In July 2020, the Company kicked off its partnership with iHeartMedia, featuring opportunities from DJ Khaled, The Jonas Brothers, Jackson Wang, Ryan Seacrest, The Ben& Ashley Show, LA Dodger's Justin Turner & Max Muncy, as well as several individual campaigns with Paul Oakenfold and Hamilton the Musical. These current opportunities are for fan experiences and are not active offerings of securities.

At its formation, FanVestor acquired certain assets in exchange for its Non-Voting Common Stock from Eurekah, Inc.'s and Medici, Inc.'s shareholders.

FanVestor has two wholly owned subsidiaries:

- FanVestor CF, which would be conducting Regulation CF securities offerings through our official Regulation CF funding portal commencing upon FINRA's formal approval; and
- FanPerks, through which we conduct our non-security type offerings, such as licensed sweepstakes, auctions for perks (virtual and physical goods or services), and charitable fundraising campaigns.

Our Innovation

FanVestor's all-in-platform for fan investing and fan commerce offers experiences, product offerings – both virtual and physical, and tiered levels of rewards for both commercial and charitable projects offered by celebrities to their fans.

FanVestor's business model is unique to the marketplace, capitalizing on the recent changes in regulations and tech innovation such as:

- JOBS Act/compliance - creating financial investment opportunities for non-accredited investors
- Regulated by the SEC and FINRA
- **Next-generation data science** - enabling our data-driven data management platform to collect valuable data that delivers the entertainment industry key data such as the buying habits of celebrities' fan base and other key features which can then be used to grow and expand one's digital, online/offline businesses. up to optimize data management, analytics, and communication tools for persons of social influence by providing deep insights into fan data, purchasing history and enriched user attributes for celebrities
- **Social media engagement platforms** - Our platform is brand agnostic, meaning any established talent, musician, athlete, entertainment or sport organization can raise capital from their direct and indirect social media followers using the FanVestor technology platform through our investment offerings, micro-securitization, and innovative rewards.

With this data, FanVestor's platform enables celebrities to communicate with their fan base using targeted messaging and retargeting products to further monetize projects. Our application leverages the social integrations and followers of celebrities across multiple social media platforms (e.g., Facebook, Twitter, YouTube, Instagram, and Tik Tok), and then layers the data enrichment concept to grow our platform user base.

In March 2020, FanVestor was recognized as the winner of "Crowdfunding Innovation Award" at the FINTECH Breakthrough Awards.

Principal Products and Services

FanVestor filed its provisional U.S. patent in December 2019 (US#62/950,038) and plans to file the full patent by the end of 2020.


How FanVestor Works
REGULATED SECURITIZATION PLATFORM AND MARKETPLACE FOR SECURITIES AND PERKS
ACCREDITED & NON-ACCREDITED FANS INVEST IN THEIR CELEBRITY HEROES
CELEBRITY PROJECT
SUPER FAN
FAN
FANVESTOR PLATFORM
ISSUED SECURITIES
DELIVERED PERKS
FANVESTOR MARKETPLACE
CONNECTOR
CONNECTOR
INSTEAD OF RELYING ON COSTLY ADVERTISING, FANVESTOR CAMPAIGNS ARE UNIQUELY PROMOTED THROUGH THE TRUSTED VOICE OF THE SPONSORING CELEBRITY


PLATFORM
FANVESTOR PLATFORM FEATURES
USER ROLES
The "BRAND"
Create profile & link social media
Create campaigns
Promote campaigns to followers
Monitor and manage campaigns
Follow up with investors "in-app"
Investor relations
The "SUPER FAN"= FAN-INVESTING
Investment credential checks:
- Know Your Customer (KYC)
- Anti-Money Laundering (AML)
- Investor Accreditation
Invest in securities (debt, equity, asset, etc.)
The "FAN" = FAN COMMERCE
Create profile
Select interests
Follow brands
Browse and view campaigns
Participate in non-securities campaigns
CAMPAIGN SUPPORT
Common Attributes:
Min and max raise limits
Timeline and goal based
Geo-location centric
Escrow account
Regulated & licensed
Instrumentation & Analytics
SWEEPSTAKES
AUCTIONS
SECURITIES
FANVESTOR


BUSINESS MODEL
FAN ENGAGEMENT + DATA
TIER 01 MUSIC, SPORTS, ESPORTS
FanVestor delivers Big Data, capturing both the desires, passions and participation of consumers to deliver the elusive "buying/spending" analytics, so that talent, musicians and athletes can better understand the behaviors of their fans and followers
Data analytics provide a deeper understanding of Fanbase to include financial capabilities, demographics, preferences and other metrics
FanVestor's passion data, from both online behaviors and social media, creates a network effect for targeted marketing to improve sales and fan loyalty
MONETIZATION
Segment data to achieve additional monetization strategies
Covert basic fans to super fans
Target specific with campaign based on relevant attributes
Provide statistical data to Brand to better understand their fan base for future campaign promotions
Ability to monetize enriched data externally
FANVESTOR™
Profit
Time
ACTIVATION
RETENTION

Current Services

Depending on the type of offering being made, we anticipate operating as a technology platform connecting celebrities and investors for which we do not act as a securities intermediary and are not regulated as such. We also will not be regulated as a funding portal for offerings taking place under Regulation Crowdfunding which we expect to go live in the fourth quarter of 2020. We will partner with Dalmore Group, LLC, a registered broker-dealer, in connection with those offering. See "Partnerships and Collaborations," below.

We intend to facilitate the following types of offerings that are exempt from registration under the Securities Act:

- Regulation A+ offerings: In partnership with Dalmore Group, through FanVestor we plan to host Regulation A+ offerings on our platform. These offering would involve issuers seeking to raise anywhere from $100,000 to $50,000,000 and we anticipate providing an array of technology and support services, including custodial accounts and coordinating vendors.
- Regulation Crowdfunding offerings: Through FanVestor CF LLC, our funding portal is in the registration process with the SEC and FINRA. Once registered, we plan to host Regulation Crowdfunding offerings. These offerings would involve issuers seeking to raise anywhere from $10,000 to $1,070,000. We also expect to provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.
- Rule 506(c) offerings: In partnership with Dalmore Group, through FanVestor, we plan to host offerings under Rule 506(c) of Regulation D. Accredited investors are allowed to

invest in these offerings and we would host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), issuers can use general solicitation to attract investors and, therefore, issuers engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

Through FanPerks LLC, we plan to facilitate non-security type offerings, such as licensed sweepstakes and auctions for exclusive perks offerings (virtual and physical goods or services, rewards) and charitable fundraising campaigns.

Services Under Development

The following descriptions are for services that are planned or under development. They are not currently in place for our users, and we caution that some may never become available.

FanVestor is developing tools for celebrities who use our platform for their own offerings to leverage social media with FanVestor's data management platform, including advanced communication and analytics tools as well as advanced capitalization table management.

Through this conduit, celebrities may have access to their fans' purchasing history and online interests which will allow them to target their messaging and products to their fans:
- FanVestor plans to deliver Big Data, capturing the desires, passions and participation of consumers to deliver "buying/spending" analytics, so that talent, musicians and athletes can better understand the behaviors of their fans and followers.
- FanVestor's advanced data analytics tools would provide a deeper understanding of a celebrity's fanbase to include financial capabilities, demographics, preferences and other metrics.
- FanVestor's passion data, from both online behaviors and social media, would create a network effect for targeted marketing to improve sales and fan loyalty.
- Monetization:
  - Segment data to achieve additional monetization strategies;
  - Convert fans and social media followers to super fans;
  - Target specific fans with campaigns based on relevant attributes;
  - Provide statistical data to celebrity brands to better understand their fan base for future campaign promotions; and
  - Ability to monetize enriched data externally under the appropriate geo-compliance.

Through the FanVestor platform, we plan to provide celebrities with advanced investor relations tools, such as:
- Standard capitalization table management, a global best practices solution which we expect to capture standard features, such as electronic securities, board consents, scenario modeling, investor communication, board meeting management, equity compensation tools, and report building.
- FanVestor's capitalization tables would be fanbase driven. With the use of advanced machine learning and engine features, we anticipate the participating issuers to utilize this

information in a new way to support investor relations, and to provide direct investment opportunities to their fans as well as for cross-promotions.

- We also plan for these tools to provide automated financial distributions (i.e., dividends or debt interest coupons and pay-offs).

FanVestor anticipates building a rewards platform capable of offering tiered levels of rewards to fans and investors, wherein the rewards include exclusive virtual and physical perks as well as experience-based perks.

FanVestor plans on building a securities marketplace solution that would provide liquidity to investors wherein the securities can include financial products such as debt, equity, derivatives, asset-backed, and the like, and wherein the securities can be traded between participants as conventionally done on the traditional stock market exchanges with the proper compliance and sophistication. This solution is not yet in place, and would require approval from the SEC and FINRA prior to operation.

FanVestor expects to build a non-securities marketplace solution that would provide liquidity to participants by allowing the perks issued through our platform or other platforms (i.e. virtual and physical exclusive perks and tiered levels of reward, etc.) to be traded between participants, peer to peer transactions, brands, fans, investors, and other ecosystem participants by exchanging, trading, selling or even transferring to other third party exchanges.

FanVestor plans on building a payment platform solution for project capitalization and investment liquidation purposes, wherein the payment platform would be capable of facilitating peer-to-peer financial transactions between investors and celebrity brand owners.

FanVestor plans on building an artificial intelligence (AI) and machine learning (ML) platform solution capable of analyzing data related to fans, investors, celebrity brand owners, influencers, content owners and distributors, telecommunication technology and service providers, and regulated securities transactions, where the AI platform would be capable of analyzing fan behavior, social and emotional data, geographic and location-based data, financial status, and demographics in order to provide direct fan-to-celeb brand analytics, and where the AI platform would be capable of matching potential investors to celebrity brand owners.

FanVestor has plans to build a next-generation communication platform solution for ecosystem participants to increase the brand-to-fan engagement. The platform would be an integrated web-based platform with virtual call centers, scalable, text, voice, bot, and a cloud-based, multi-channel communication platform built on top of Twilio (or alike) and hosted within the Microsoft Azure Cloud, AWS, or alike, where in the ecosystem participants are able to share information via the newsfeed, get real-time feedback via comments, likes, and reactions. It is expected that this platform would allow fans to use live video for more immediate, direct and authentic sharing, wherein the communication platform includes an auto-translation feature that allows for truly global multi-lingual communication.

Partnerships and Collaborations

We are working with major banking institutions, tax and legal advisors, such as HSBC, Deloitte, Perkins Coie, as well partnership with iHeartMedia executed in June 2020.

We also collaborate with the leading law firms in the 2012 JOBS Act and FINRA-related matters, such as CrowdCheck Law LLP and Ellenoff Grossman & Schole LLP.

We will partner with Dalmore Group LLC, which will act as our broker-dealer of record for all security offerings under Regulations A and D. Prior to FanVestor's registration as a funding portal under Regulation Crowdfunding, offerings under Regulation Crowdfunding will also be intermediated by Dalmore Group.

Market

Regulation A

Amended Regulation A, popularly known as "Regulation A+," became effective June 19, 2015. Because Regulation A permits a maximum raise of $50 million each twelve months, we believe this rule is well suited for celebrity issuers and the projects that they are seeking to fund. We have seen the interest in this type of celebrity-based fund raising through existing business development activities through our Invest with Heartä campaign. We expect to see an increase in the number of celebrities who list their projects on our platform, although we are likely to encounter competition from other platforms and from celebrities who seek to raise funds online without using a platform. At this time FanVestor believes it is the only such global fundraising venue for elite celebrities.

Regulation Crowdfunding

We believe that the market for celebrity crowdfunding of their projects and charitable interests will also grow as more celebrities become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. It is our understanding that Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities. With a maximum raise of $1,070,000 per year, we believe that this funding method is perfect for early-stage companies.

We plan to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that may include advertising on social media, email marketing and through our workshops. We plan to focus on celebrities who have millions of social media followers with active engagement on the major social media channels. We plan to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c) of Regulation D

Rule 506(c) of Regulation D allows for companies, celebrities, and campaigns to reach accredited investors that are beyond their immediate networks by communicating broadly. There is no limitation on the amount raised, which makes this rule attractive to celebrities who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. For Regulation Crowdfunding offerings, this exemption provides celebrities an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $1,070,000 has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified.

Our Advantages

We believe that FanVestor is the only platform of its kind in the global crowdfunding nation. We aim to facilitate financial ignition of innovative celebrities who have the energy and talent to start and grow successful campaigns for both their charitable causes and personal projects.

As the first celebrity platform in the equity crowdfunding industry, we are working with our partners and collaborators to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems will be highly efficient. Each function will operate through documented procedures to ensure consistent, quality results while keeping operating expenses to a minimum.

We believe that FanVestor's key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the Company is our advisory board which has veterans from the entertainment and financial industries who are talented, respectful, enthusiastic and entrepreneurial people, but also understand and operate on the principles of dignity and respect.

Research and Development

FanVestor has invested approximately $599,397 in 2019, in research and development, product development, and maintenance.

Employees

We currently have 32 team members based in San Francisco, Los Angeles, New York and Europe. Of the 32 team members, two people are directly employed by the Company and the remaining team members provide services to the Company through consulting and advisory agreements. In that regard, 14 team members are full time equivalent in software engineering, user-experience design, security controls and testing, and five team members are full time equivalent in product and business development.

Regulation

Having a platform that hosts Regulation A, Regulation Crowdfunding, and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary will be a member.

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, we plan to register as a funding portal with the SEC and become a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, we will be prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) under the Securities Act and in Regulation Crowdfunding. We plant to establish internal processes to ensure that we, as well as our agents and affiliates, do not engage in activities that funding portals are not permitted to undertake, including:

- Providing investment advice or recommendations to investors for securities displayed on our platform;
- Soliciting purchases, sales or offers to buy securities displayed on our platform;
- Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or
- Holding, managing, processing or otherwise handling investors' funds or securities.

In addition, our funding portal will have certain affirmative requirements that it will be required to comply with to maintain its status. These affirmative obligations include:

- Providing a communications channel to allow issuers to communicate with investors;
- Having due diligence and compliance protocols and requirements in place so that it has a "reasonable basis" to believe that
  - its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are "bad actors" and therefore disqualified from participating in the offering;
  - its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and
  - its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and
- Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We will also be required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal will be subject to their supervisory authority and will be required to comply with FINRA's portal requirements. Some of those rules are also applicable to EdenLedger, Inc., as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA's compliance rules require timely reporting of specified events such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal's annual financial statements prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal will be required to conduct its business with high standards of commercial honor and just and equitable principles of trade, will be limited to certain types of communications with investors and issuers, and will be prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a "reasonable care" due diligence defense. "Reasonable care" would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer's offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We plan to design our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

With respect to sales under Regulation A and Regulation D, we plan to provide the technology for celebrities to identify and interact with their fans and potential investors, and do not structure transactions. We will not be registered as a broker-dealer and do not engage in certain activities that would constitute "engaging in the business" of being a broker-dealer, including:
- Actively soliciting investors and negotiating the terms of an arrangement between companies and investors;
- Accepting compensation related to the success and size of the transaction or deal;

- Effecting transactions, including handling of the securities and funds relating a transaction; and
- Extending credit to investors; and creating the market and help negotiate the price between buyers and sellers.

There has been little regulatory guidance as to the circumstances in which state or federal broker-dealer registration requirements apply to online investment platforms, and such guidance as it exists generally predates the technological developments of the last couple of decades. Despite a long-standing request from organizations such as the American Bar Association to clarify the circumstances in which "finders," who also connect buyers and sellers of securities, are permitted to perform that function without registering as broker-dealers, the SEC has not provided any guidance. It is possible that any clarification of the matter will result in our having to change our business model or even register as a broker-dealer. See "Risk Factors."

Liability

Section 12(a)(2) of the Securities Act imposes liability for misleading statements not only on the issuers of securities but also on "sellers," which includes brokers involved in soliciting an offering. Rule 10b-5 under the Securities Exchange Act of 1934 generally imposes liability on persons who "make" statements; the information presented on our platform is drafted by the celebrities themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Other Activities

Conducting fundraising and sweepstakes activities is subject to regulation in many states. We currently have a professional solicitor license in the State of California. Five other states do not require licenses for fundraising. We estimate that filing and compliance costs for the remaining states would be approximately $60,000. We have engaged an outside compliance firm to arrange sweepstake rules and conduct sweepstakes.

Intellectual Property

The Company has obtained trademark protection for the following marks:

Trademark	Registration Number
IIO	88666356
INITIAL INFLUENCER OFFERING	88666360
FAN-SOURCED	88807309
CONNECTING TO BRANDS YOU LOVE	88666366
INVEST IN BRANDS YOU LOVE	88666369
INVEST WITH HEART	88873505
COMMERCIALLY VIABLE AND INSTITUTIONALLY CREDIBLE	88655861
EDENLEDGER	88227044

In addition, we are also seeking to obtain trademark protection for "FanVestor" in the US. We have been granted the trademark in the EU, UK, and Russian Federation.

To further protect our intellectual property we are creating in the FanVestor Platform, we have filed a provisional patent application on December 16, 2019 (application no. 62/948,420) relating to the functionality of the experience we offer.

Litigation

FanVestor is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

We do not own any significant property. The company has a business address of 2055 Lombard St., #470217, San Francisco, CA 94147, which it verified is a mailing address for the business. The company is currently without a headquarters while management works remotely and plans for a new headquarters in Los Angeles.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are an early stage company and have not yet generated any profits.

FanVestor was formed in 2018 and has only recently commenced revenue-generating operations. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FanVestor has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We have sustained losses of $1,243,497 and $358,016 for the years ended December 31, 2019 and 2018, respectively, and have an accumulated deficit of $1,789,750 as of December 31, 2019. More recently, we have sustained losses of $1,052,766 and $345,636 for the periods ending June 30, 2020 and 2019, respectively, and an accumulated deficit of $2,842,516 as of June 30, 2020. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on commercially reasonable terms, if at all.

As at June 30, 2020 we had $1,949,108 of accrued liabilities. In addition to the loans made to the Company by its Founder and CEO, Michael Golomb through the Golomb Family Trust, the Company received $300,000 consideration for two Convertible Promissory Notes, one of which was purchased by the Golomb Family Trust, during 2020. Additionally, in May 2020, the Company applied for and was granted a loan under the Small Business Association's Payroll Protection Program ("PPP") in the amount of $55,645. The terms of the PPP were established by statute and interpreted by the SBA. We believe that the PPP loan will be forgiven in its entirety based on the federally issued guidelines for use of proceeds and forgiveness, and have applied for forgiveness. However, our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide economic slowdown make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Voting control is in the hands of a single stockholder.

Voting control is concentrated in the hands of the company's Founder, CEO and Director, Michael Golomb. Furthermore, he has the status of "Super Director" under our Bylaws, giving him four votes and tie-breaking authority while other directors have one vote each. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in tum could reduce the price potential investors are willing to pay for the company. In addition, our CEO could use his voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms' services. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further we anticipate that our subsidiary, FanVestor CF, is about to get registered as a funding portal and regulated entities such as us are often subject to FINRA fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiary could adversely affect and limit some of our business plans.

In the event we are required or decide to register as a broker-dealer, our current business model could be affected.

Under our current structure, we believe we are not required to register as a broker-dealer under federal and state laws. We intend to partner with Dalmore Group LLP, which is registered in 50 states, with respect to in our security offerings under Regulation A and Regulation D. Further, other than our CEO, Michael Golomb, none of our officers have previous experience in securities markets or regulations. None of our officers are registered securities professionals or passed qualifying exams administered by FINRA. We comply with the rules surrounding funding portals and restrict our activities and services so as to not be deemed a broker-dealer under state and federal regulations, see "Business – Regulation." However, if we were deemed by a relevant authority to be acting as a broker-dealer, we could be subject to a variety of penalties, including fines and rescission offers. Further, we may decide for business reasons or we may be required to register as a broker-dealer, which would increase our costs, especially our compliance costs. If we are required but decide not to register as a broker-dealer or act in association with a broker-dealer in our transactions, we may not be able to continue to operate under our current business model.

We may be liable for misstatements made by issuers on our funding portal.

Under the Securities Act and the Exchange Act, celebrity issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements made misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. There may also be circumstances in which we are liable for making misleading statements in connection with Regulation Crowdfunding, A and Regulation D offerings. See "Business -- Regulation – Regulation Crowdfunding – Liability" and "Business -- Regulation – Regulation A and Regulation D – Liability" Even though due diligence defenses may be available; there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business.

FanVestor's product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Regulation Crowdfunding, Regulation A, and Regulation D have only been in effect in their current form since 2015 and 2016, respectively. FanVestor's ability to continue to penetrate the market remains uncertain as potential issuers may choose to use different platforms or providers (including, in the case of Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuers as well as investors, and favorable changes in the regulatory environment.

We are reliant on one main type of service.

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Michael Golomb with respect to strategy, compliance, capital markets, and back-office operations, and our Chief Operating Officer, Larry Namer, with respect to day to day operations, market strategy execution, business development, marketing, and other customer facing workstreams. Our software engineer team, and in particular Naji Bekhazi, is critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

FanVestor and its providers are vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the celebrity issuers that utilize our platform. Further, any significant disruption in service on the FanVestor platform or in its computer systems could reduce the attractiveness of the FanVestor platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on FanVestor could harm our reputation and materially negatively impact our financial condition and business.

We depend on our advisors and consultants who are subject to non-disclosure and confidentiality agreements.

In certain cases, the company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will not succeed.

FanVestor is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for our Non-Voting Common hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

If you purchase securities in this offering, you will suffer immediate dilution of your investment.

The public offering price of our Non-Voting Common Stock in this offering is substantially higher than the net tangible book value per share of our Non-Voting Common Stock. Therefore, if you purchase securities in the offering, you will pay an effective price per share of Non-Voting Common Stock that substantially exceeds our net tangible book value per share after giving effect to the offering. Based on a public offering price of $3.00 per share of Non-Voting Common Stock, if you purchase shares in this offering and we sell the maximum amount offered, you will experience immediate dilution of $2.27 per share, representing the difference between the public offering price of the securities and our net tangible book value per share after giving effect to the proceeds we received from this offering. Furthermore, if any of our outstanding Convertible Promissory Notes are exercised at prices below the public offering price, we grant stock options under our equity incentive plans or issue additional convertible securities, you may experience further dilution of your investment. See the section entitled "Dilution" below for additional illustrations of the dilution would incur if you participate in this offering.

The value of your investment may be further diluted if the company issues additional options, convertible securities or shares of Non-Voting Common Stock.

Our Amended Certificate of Incorporation provides that we can issue up to 17,500,000 shares of our Non-Voting Common Stock, whether in a subsequent offering, in connection with an acquisition or otherwise. We have granted 1,387,373 shares of Non-Voting Common Stock under our Equity Incentive Plan. Our Equity Incentive Plan reserves for issuance a total of 1,500,000 shares of Non-Voting Common Stock. We may in the future increase the number or percentage of shares reserved for issuance under this plan or adopt another plan. We have also agreed to issue shares of Non-Voting Common Stock to the holders of our Convertible Promissory Notes, which includes our Founder, CEO and Chairman of the Board, Michael Golomb, as discussed under "Interests of Management and Others in Certain Transactions." The issuance of additional shares of Non-Voting Common Stock, Convertible Promissory Notes, additional grants of Non-Voting Common Stock under our Equity Incentive Plan, or other stock-based incentive program, may dilute the value of your holdings. The company views stock-based incentive compensation as an important competitive tool, particularly in attracting both managerial and technological talent.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael Golomb	Chief Executive Officer	Since December 2018	Full time
Larry Namer	Chief Operating Officer	Since September 1, 2020	Full time as necessary
Directors:			
Michael Golomb	Board Chairman	Since December 2018	
Mitesh Parikh	Director	Since December 2018	
Alex Yastremski	Director	Since December 2018	
Larry Namer	Executive Director	Since September 1, 2020	
Martin Pompadur	Independent Board Member	Since September 1, 2020	
Significant Employees:			
Naji Bekhazi	EVP of Engineering & Products	Since Feb. 2020	

Michael Golomb, Chairman of the Board, Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer

Michael Golomb is a leader in the business community and recognized as an innovator in the world of business and fintech. As the founder of fan engagement and investment platform FanVestor, he has created a unique offering for elite talent, musicians, athletes, entertainment entities as well as consumers.

Born in Ukraine, Michael came to America as a teenager with the dreams of success that many immigrants bring with them to America, and today with a strong track record of maximizing shareholder value, he has had several successful exits, managed two IPOs, and been a leader at several publicly traded companies (NASDAQ, LSE, AIM). Michael founded FanVestor at a time where disruption in the entertainment industry is explosive, with companies such as Netflix changing the way consumers engage with television, and iHeartMedia bringing entertainment to millions of fans of sports and music. Prior to founding FanVestor, Michael served as a resident mentor to the Stanford GSB Ignite Global Innovation Program from 2013 onwards and as a resident mentor to 500 Startups from 2012 onwards.

A hands-on company builder, Michael's background as an entrepreneurial executive with the culmination of twenty-five years of senior management experience across a broad spectrum of industries. His expertise has been successfully applied across verticals ranging from startups to large public corporations including telecom, blockchain, digital health and medical devices, consumer electronics and hardware, manufacturing, software/SaaS, and real estate. In addition to Michael's knowledge-based experience across multiple categories in raising equity though variety of public and private equity/debt instruments, as well as experience in handling complex M&A transactions, he also brings exceptional knowhow of global capital markets, compliance, and fintech to FanVestor a unique ability to be an innovator and leader in the marketplace.

Mr. Golomb is a graduate of Stanford University's Graduate School of Business, where he received a Master of Science (M.Sc.) degree in Management, with an emphasis on Organization Behavior and Entrepreneurship. Michael also received his MBA in Finance at Santa Clara University's Leavey School of Business. Prior that that, for his undergraduate education, he attended Occidental College, where he gained a Bachelor of Arts Degree, double majoring in Diplomacy & World Affairs and Economics. Michael is a certified public accountant (inactive).

A former professional chess player, Michael resides with his family in San Francisco, California, where FanVestor's HQ is currently based.

Larry Namer, Executive Director and Chief Operating Officer

An entertainment industry veteran with 50 years professional experience in television, film, live events and digital media, Namer first joined FanVestor's Advisory Board in January 2020. On September 1, 2020 Larry agreed to join the executive team as Company's COO and was elected to the Company's board of directors as executive director. In his new role, Namer is charged with overseeing the day-to-day operations and partner management for FanVestor.

Namer is the co-founder of E! Entertainment Television, a company now valued at over four billion dollars, and the creator of several successful companies in the United States and overseas. Among those companies are Comspan Communications, which pioneered Western forms of entertainment in the former Soviet Union and Steeplechase Media, which served as the primary consultant to Microsoft's MiTV for developing interactive TV applications. Larry served as President of Metan Global Entertainment LLC from 2014 to the present and LJN Media LLC as President from 2008 to the present.

He is the executive producer of the feature film EMPRESS, a new travel series for the China audience titled Explore The World, and an executive producer of the new crime drama series Nova Vita. He is a founding member of the recently launched lifestyle platform BeautyKween, co-founded by global branding expert MISTER D and former Club Kid and Heatherette designer Richie Rich.

Early on, Larry was named the youngest general manager of a major cable system at Valley Cable TV (VCTV) in Los Angeles. His vision and direction garnered VCTV several Emmy and Cable ACE award nominations, as well as recognition by Forbes magazine as the national model for local cable television programming. In 1989, he was awarded the prestigious President's Award from the National Cable Television Association. He was honored with the "Outstanding Contribution to Asian Television Award" at the 19th Asian Television Awards in Singapore, and received the International Media Legacy Award at the 2017 Elite Awards Foundation Gala. He was the recipient of Lifetime Achievement Awards at the 2018 Hollywood Tribute Awards and the 2019 Hollywood China Night, presented by the American-Chinese CEO Society, both in celebration of the Academy Awards®. In July 2019, he was awarded The Tribeca Disruptor Award at the Novus Summit, held at the United Nations.

Namer received a degree in Economics from Brooklyn College, graduating in 1971.

Larry resides in Los Angeles – FanVestor's future HQ.

Marty Pompadur, Director

Marty Pompadur first joined FanVestor's Advisory Board in at the end of 2019. On September 1, 2020 he was elected as an independent board member along with Larry's nomination.

Marty Pompadur graduated from Williams College in 1955 with a BA Degree and from the University of Michigan Law School in 1958 with a LLB Degree. He began his career as a practicing attorney in Stamford, Connecticut in 1958 but quickly entered the media field when in 1960 he joined American Broadcasting Companies, Inc. (ABC, Inc). He remained at ABC, Inc for 17 years, culminating with his becoming the youngest person ever appointed a member of the ABC, Inc Board of Directors. While at ABC, Inc Mr. Pompadur held the positions of General Manager of the Television Network; Vice President of the Broadcast Division which included the radio and television networks, the radio and television stations, news, sports and engineering; President of the Leisure Activities Group, which included Magazine Publishing, Records, Music Publishing, Motion Picture Theaters, Record and Tape distribution, and Motion Picture Production; and Vice President of ABC, Inc.

Mr. Pompadur left ABC, Inc in 1977 and became President of Ziff Corporation, a position he held until 1982. Ziff Corporation then was the holding company for both Ziff-Davis Publishing Company, one of the world's largest publishers of business publications and consumer special interest magazines, and Ziff-Davis Broadcasting Company, which operated six network affiliated television stations.

From 1982, until April 2007, Mr. Pompadur was chairman and Chief Executive Officer of RP Companies' various private and public limited partnerships (including 2 public limited partnerships with Merrill Lynch), which operated 12 television stations, 25 radio stations and numerous cable television systems totaling 500,000 subscribers.

In 1985 Mr. Pompadur, as advisor to News Corporation, helped acquire for News Corporation the Metromedia television station group and wrote the business plan for the start-up of the Fox Television Network.

In June 1998, Mr. Pompadur became Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe, and a member of News Corporation's Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corporation Europe. In his decade with News Corporation, he was instrumental in negotiating the merger of Stream and Telepiu to create Sky Italia in Italy, now one of the world's most successful Pay-TV businesses, and in creating and managing three successful businesses : a television station group in several emerging countries; a radio station group in Russia and

Bulgaria; and News Outdoor, the leading outdoor advertising company in Russia and other emerging countries.

In November 2008, Mr. Pompadur stepped down as a full-time employee of News Corporation to pursue other business interests. He then became a senior advisor to Oliver Wyman, consulting primarily in the Middle East. Mr. Pompadur also became global vice chairman media and entertainment for Macquarie capital.

Mr. Pompadur now is involved in many companies, as an investor, advisor and board member.

He currently is a board member of two public companies: Nexstar broadcasting group and Truli media group. Previously he was a board member of many public and private companies including Imax Corporation, ABC. Inc, BSkyB, Sky Italia, Premier World, Fox Kids Europe, Metromedia International and Elong.

Marty resides in Connecticut.

Naji Bekhazi, Executive Vice President of Engineering and Products

With 35+ years in senior management and engineering, Naji Bekhazi brings FanVestor a successful track record of designing and spearheading the development of large-scale software systems and applications.

Prior to joining FanVestor in February 2020 as Executive Vice President of Engineering & Products, Naji was the Co-founder and President of Wasche Inc, an on-demand service provider for the automotive industry, from 2016. Prior to that, Naji was the Vice President of Engineering at Synopsys Inc. for 13 years from 2003, where he managed the Analog Mixed-Signal Design products. He joined Synopsys as part of the acquisition of Numerical Technologies Inc., where he was Vice President of Engineering. Prior to joining Numerical Technologies, Naji was at Volera Inc., a startup funded by Novell and Andersen Consulting, where he was in charge of the development of the company's media streaming services and content distribution products. Prior to Volera, Naji was the Co-founder and Vice President of Engineering at JustOn Inc., an application service provider focused on web-based communication and collaborative applications. He developed the company's flagship product JustOn Files, a cloud-based platform for storing, managing, sharing, and publishing files on the cloud. JustOn was acquired by Novell Inc in 2000 after six months of its inception at 30X initial investment. Prior to JustOn, Naji held several senior positions at Cadence Design Systems and National Semiconductor. Over the past 15 years Naji invested and held advisory roles at several startups. He earned his Bachelor's degree in electrical engineering as well as his Master's degree in computer engineering from Syracuse University where he graduated as Summa Cum Laude in 1989.

Naji resides near San Francisco, California.

Mitesh Parikh, Director

Mitesh Parikh is a team-motivating entrepreneur and experienced C-Level executive who joined our Board of Directors in December 2018. Mitesh has held roles such as Venture Partner with Altus Alliance, a professional services company, which he has held since May 2016, as well previously serving as President of ANOB World Inc. from 2005 to 2015, and Chairman/Chief Marketing Officer/Chief Financial Officer of Comsolo LLC from 2004 to 2008. Mitesh received a degree in Finance and Marketing from California State University East Bay in 1988.

Mitesh resides in San Francisco, California.

Alex Yastremski, Director

Alex Yastremski joined our Board of Directors in December 2018. He currently serves as General Counsel at DASAN Zhone Solutions, where he has been since February 2018. Prior to that, he served as General Counsel to BitFury Group Ltd, from April 2014 to October 2017, and as General Counsel to Hudson International from November 2008 through March 2014. Alex receive his JD from Washington College of Law, and his bachelor's degree from Bucknell University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 10% the company's equity securities as of October 29, 2020:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Michael Golomb*	Voting Common Stock	525,987	100%
Michael Golomb*	Non-Voting Common Stock	8,337,849	0%

* Mr. Golomb's shares are held by The Golomb Family Trust, which is fully controlled by Michael Golomb, the Company's Founder, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Chairman of the Board.

The company also has an Amended and Restated 2019 Equity Incentive Plan under which Restricted Stock Awards of Non-Voting Common Stock are awarded to employees, directors, officers, agents, consultants, advisors and independent contractors of the company. Under the terms of the plan, RSAs are subject to vesting through meeting performance targets and/or the passage of time. There are 1,500,000 shares of Non-Voting Common Stock authorized under the plan and, as of September 14, 2020, there are 802,373 shares outstanding. For a description of our Voting Common Stock and Non-Voting Common Stock, see "Securities Being Offered and Rights of the Securities of the Company – Common Stock," below.

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USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company after offering commissions payable to Dalmore Group LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $250,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Business Development, Sales & Marketing	31.25%	33.33%
Engineering & Product	31.25%	25%
Compliance, Operation G&A	37.5%	41.67%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

EdenLedger, Inc., was incorporated under the laws of the State of Delaware on December 13, 2018. EdenCoin, Inc. ("EdenCoin") was a corporation formed on July 7, 2017, under the laws of Delaware, and considered a predecessor entity. The Voting Common Stock of both companies was 100% owned by Michael Golomb, the founder and CEO of both companies. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc. dba FanVestor.

FanVestor is a data-driven investment platform creating a new ecosystem that enables fans, both accredited and non-accredited, to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations. We anticipate generating revenues from the operation of the FanVestor platform, which will charge fees for its technology and support services for Regulation A and Regulation D offerings. Our subsidiary FanVestor CF will, when it receives regulatory approval, receive revenues in the form of commission and fees for ancillary services. Our subsidiary FanPerks will receive revenues for hosting non-securities offerings, such as licensed sweepstakes, auctions for perks (virtual and physical goods or services), and charitable fundraising campaigns. In addition to fan-sourced fundraising, we plan to offer advances investor relations tools.

We are a pre-revenue company without an operating history upon which to base an evaluation of our business and prospects. Our lack of operating history may hinder our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues since inception, and we are not currently profitable and may never become profitable.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the fiscal year ended December 31, 2019, were $1,203,497 compared to $398,016 for fiscal year end December 31, 2018. As of June 30, 2020, the company had an accumulated deficit of $2,842,516. The company does not currently generate any cash on its own. We have funded operations with loans from our founder and CEO, Michael Golomb and capital raised from the issuance of our securities.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Operating Results

Our activities since inception have consisted of formation and development activities and preparations to raise capital. Our net losses for the fiscal year ended December 31, 2019, were $1,203,497 compared to $398,016 for fiscal year end December 31, 2018.

The increase in expenses during 2019 reflects our investment in our technology and product development, including $599,397 spent on research and development and product development. There was an increase in selling, general and administrative expense from $88,738 in 2018 to $880,318 in 2019 due to expansion of our operations. As a result of the foregoing, as of December 31, 2019, we had an accumulated deficit of $1,789,780.

During the current fiscal year until June 30, 2020, the company has increased spending in engineering and products as well as in compliance cost centers. Our research and development expenses increased to $573,345 from $118,269 for the periods ending June 30, 2020 and 2019, respectively. We also increased our spending on selling, general and administrative expenses from $382,619 for the six-month period ended June 30, 2019, to $449,552 for the six-month period ending June 30, 2020. We anticipate that operating expenses will continue to rise in connection with the continued development of our business operations.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The company has financed its activities to date with loans from its founder and CEO, Michael Golomb, by raising capital from private placements, and anticipates raising funds under this offering of our Non-Voting Common Stock utilizing Regulation Crowdfunding. Our future expenditures and capital requirements will depend on numerous factors, including the success of this offering and the ability to execute our business plan. We may encounter difficulty sourcing future financing.

As of December 31, 2019, the Company held $10,462 in cash and cash equivalents compared to $293,995 as of December 31, 2018. More recently, the company's cash and cash equivalents as of June 30, 2020, was $119,219. The company was initially capitalized by an investment from a shareholder in the amount of $1,029,970 on November 1, 2017. Since then, Michael Golomb, as the Founder, CEO and sole voting shareholder, has invested through a convertible instrument as well as made loans to the company in order to fund the company's development.

In December 2019, Mr. Golomb advanced $100,000 to the company. In addition to that amount, the company owes Mr. Golomb $590,510 for various expenses incurred on behalf of the company during 2019 for a total balance due of $690,510 as at December 31, 2019 and $1,244,310 as at June 30, 2020. The loan accrues interest at 5% per annum and is due upon receiving outside financing or achieving $1,000,000 in revenue. If the company raises external financing, any outstanding loans from the CEO may be converted into equity under the same conditions as the participating investors in the financing. As of December 31, 2019, the company had accrued unpaid interest of $8,732 pertaining to this loan and at June 30, 2020, the amount of accrued unpaid interest was $36,591.

In May 2020, Michael Golomb, the founder and CEO, purchased from the company a Convertible Promissory Note under Regulation D for $235,491. The Convertible Promissory Note yields 6% annual interest, a maturity date of December 31, 2021, and provides for the company to either repay or convert into the company's Non-Voting Common Stock at the company's discretion but no later than March 31, 2021. A conversion would be at a 20% discount to the price in the "Next Equity Financing." The Convertible Promissory Note also includes an obligation for the company to convert or repay the note to Mr. Golomb by March 31, 2021 at the holder's discretion. See also, below, "Related Party Transactions."

In May 2020, the company also received a loan of $55,645 under the Small Business Administration's Payroll Protection Program. The company has applied for forgiveness of this loan.

Also during 2020, the company received funds from a Regulation D offering of Convertible Promissory Notes. Under the Regulation D offering, the Company sold to an investor a convertible promissory note bearing 6% annual interest, with a maturity date of December 31, 2021, for consideration of $205,000, which was paid in installments during 2020. This promissory note converts into the company's Non-Voting Common Stock at the company's discretion and at the same price as the price of the company's shares in its Next Equity Financing, as defined in the terms of the note. The company further received funds from a further Regulation D offering of Convertible Promissory Notes in the fourth quarter of 2020. Under that offering, the company sold convertible promissory notes bearing 6% annual interest, and a maturity date of December 31, 2021, for aggregate consideration of $175,0000 as of the date of this offering memorandum. This promissory note converts into the company's Non-Voting Common Stock at the company's discretion and at the same price as the price of the company's shares in its Next Equity Financing, as defined in the terms of the note.

Another source of capital has been the company's investment in cryptocurrency, which resulted in a gain for 2019 of $284,950. During 2019, proceeds from the sale of cryptocurrency was $451,450. The value of the company's cryptocurrency as at June 30, 2020, and as at December 31, 2019, was $24,222 as reflected in "Other current assets" on its balance sheet.

Plan of Operations and Milestones

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising the maximum offering amount through our issuance of Non-Voting Common Stock in this offering, we believe that we will have sufficient cash resources to fund our plan of operations for the next 12 months. If we are unable to do so, we may have to curtail and possibly cease some operations and will need to secure additional funding to fully commercialize our FanVestor platform, which is our priority. See "Use of Proceeds."

We are not yet operational. We have established the following milestones in our plan of operations:

- We will use the bulk of the first funds raised to advance our marketing and business development activities and build our platform.
- Within three months of the completion of this offering under Regulation Crowdfunding, we plan to expand our operations as a funding portal and potentially onboard several projects in our current pipeline.
- Assuming we raise $1,070,000 in this Offering, we anticipate a full-scale expansion in the United States within 12 months covering all of the aspects of our business described above.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

RELATED PARTY TRANSACTIONS

In December 2019, Michael Golomb, the Company's CEO, advanced $100,000 to the company. As of December 31, 2019, the company owes Michael Golomb $590,510 for various expenses incurred on behalf of the company during 2019, for a total balance due of $690,510. Under the terms of Mr. Golomb's employment agreement, the loan accrues interest at 5% per annum and is due upon receiving outside funding or achieving at least $1,000,000 in revenue. If the company raises external financing, any outstanding loans from Mr. Golomb may be converted into equity or a convertible note under the same conditions as the participating investors in the financing. As of December 31, 2019, the company had accrued and unpaid interest of $8,732 pertaining to this loan.

In May 2020, Michael Golomb, the founder and CEO, purchased from the company a Convertible Promissory Note under Regulation D for $235,491. The Convertible Promissory Note yields 6% annual interest, a maturity date of December 31, 2021, and provides for the company to either repay or convert into the Company's Non-Voting Common Stock at the company's discretion but no later than March 31, 2021. A conversion would be at a 20% discount to the price in the "Next Equity Financing." The Convertible Promissory Note also includes an obligation for the Company to convert or repay the note to Mr. Golomb by March 31, 2021 at the Holder's discretion.

Mr. Golomb's salary has been deferred and will accrue as debt for the Company until it receives outside funding or achieves at least $1,000,000 in revenue.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Upon formation of the company, we issued what became post-split shares of 595,988 shares of Voting Common Stock and 8,914,012 shares of Non-Voting Common Stock in reliance of Section 4(a)(2) of the Securities Act for consideration of $1,030,914. We used proceeds of that issuance for general corporate purposes.

- In January 2020, the company commenced a Regulation D offering seeking a maximum of $1,000,000 that is ongoing and concurrent with this Regulation Crowdfunding offering. The company sold a convertible promissory note to an investor in reliance on Regulation D for consideration of $205,000 paid in installments throughout 2020. The convertible promissory note has an interest rate of 6% annually, maturity date of December 31, 2021, and conversion no later than March 31, 2020 or at the company's discretion. Furthermore, the company elected to extend this note conversion decision through March 31, 2021. We used proceeds of that issuance for general corporate purposes.

- On May 25, 2020, utilizing Regulation D, Michael Golomb, the founder and CEO, purchased from the company a convertible promissory note in the amount of $235,491 having 6% interest, a maturity date of December 31, 2021, and conversion at the company's discretion but no later than March 31, 2021, at a 20% discount to the price in the "Next Equity Financing," which also includes an obligation to repay the note to Mr. Golomb by March 31, 2021 at the Holder's discretion. We used proceeds of that issuance for general corporate purposes.

- In October 2020, utilizing Regulation D, the company issued convertible promissory notes in the aggregate amount of $175,000 having 6% interest, a maturity date of December 31, 2021, and a 20% discount to the price in the "Next Equity Financing." We used proceeds of that issuance for general corporate purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company is offering up to 356,666 shares of Non-Voting Common Stock in this offering at a price of $3.00 per share. We have set a target offering amount of $250,000, representing 83,333 shares of our Non-Voting Common Stock which we must reach in order to receive any funds.

The minimum investment per investor is $300.

General

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 18,750,000 shares, consisting of 1,250,000 of Voting Common Stock and 17,500,000 Non-Voting Common Stock, each with par value $0.0001. As of October 29, 2020, our outstanding shares of capital stock Non-Voting Common Stock consisted of 10,779,262 shares. In addition, we have granted 1,387,373 restricted stock awards under our Amended and Restated 2019 Equity Incentive Plan, which reserves for issuance 1,500,000 shares of Non-Voting Common Stock.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law. Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors (see below).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Transfer Agent

The Company has also engaged KoreConX, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have selected KoreConX, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.fanvestor.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or Net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://directcf.com/fanvestor.